UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
July 28, 2016
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Commission File Number 001-33434
CREDIT SUISSE AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
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This report includes the media release and the slides for the presentation to investors in connection with the 2Q16 results.

CREDIT SUISSE GROUP AG Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com
28 July 2016
Media Release
Credit Suisse announces 2Q16 results
Group profitable in 2Q16. Continued progress in restructuring. Improved capital position with look-through CET1 ratio of 11.8%
Progress in business performance
• Group reported PTI of CHF 199 million (adjusted*: CHF 290 million), an improvement of CHF 683 million compared to a pre-tax loss of CHF 484 million in 1Q16
– Combined adjusted* PTI of CHF 933 million for APAC, SUB and IWM in 2Q16 with strong wealth management NNA of CHF 11.3 billion
– Restructured GM platform profitable with reported and adjusted* PTI of CHF 154 million and CHF 204 million in 2Q16, respectively
– IBCM returned to profitability with reported and adjusted* PTI of CHF 135 million and CHF 127 million, respectively
• Net income attributable to shareholders of CHF 170 million
Continued delivery of execution priorities
• Group reported total operating expenses of CHF 4,937 million (adjusted*: CHF 4,846 million), down 6% compared to 2Q15 (adjusted*: down 8%); on track to be at or below our end-2016 cost target
• Substantial progress on Global Markets Accelerated Restructuring (GMAR): adjusted* total operating expenses down 7% year on year, and de-risking of GM with a 50% reduction of expected quarterly pre-tax loss in an adverse stress scenario
• Continued focus on SRU; RWA reduction of USD 9 billion compared to 1Q16
Improved capital position
• Look-through CET1 ratio of 11.8%
• Look-through CET1 leverage ratio of 3.3%
Tidjane Thiam, Chief Executive Officer of Credit Suisse, stated: “Credit Suisse continued to serve and support clients against a challenging backdrop. We were able to improve our performance in the second quarter and to operate profitably in a volatile context. We continued to execute our strategy with discipline, further lowering our cost base and delivering on the right-sizing and de-risking of GM.
Our three geographic divisions – APAC, SUB and IWM – delivered profitable growth against a challenging backdrop, with strong combined wealth management NNA inflows of CHF 11.3 billion.
In APAC, our wealth management business attracted CHF 5.0 billion of wealth management NNA and achieved solid quarterly revenues, supported by our highest ever level of AuM. We maintained good momentum in hiring RMs, bringing the total in the region to 650 from 550 in the last 12 months.
In IWM, we attracted CHF 5.4 billion of wealth management NNA in 2Q16 and CHF 10.8 billion of wealth management NNA in 1H16, compared to outflows of CHF 0.5 billion in 1H15.
In Switzerland, SUB achieved an adjusted* return on regulatory capital of 15%1 and improved adjusted* PTI compared to 2Q15, with wealth management NNA inflows of CHF 0.9 billion.
IBCM improved its performance against the prior quarter, driven by strong debt origination and advisory revenues. Our strategy in IBCM is gaining traction, resulting in market share gains with our clients. We will continue to invest in the business over the coming quarters.

In 2Q16, GM made solid progress in its accelerated restructuring. GM also made clear progress in focusing on supporting clients and improving revenue generation while delivering on our commitment to reduce both costs and risk.
Managing down cost and capital usage in the SRU is key to implementing our strategy. As we reduce the SRU’s footprint, we strengthen our capital position and create the headroom to invest selectively in other parts of the bank. The SRU has continued to reduce both RWA and costs, building on its progress in the first quarter, with total RWA reduction of 21% and a 39% reduction of adjusted* total operating expenses since end-2015.
Markets were particularly challenging towards the end of 2Q16 in connection with the UK referendum on EU membership. Careful planning and coordination of our trading, risk and support functions proved effective in the run-up to the referendum and on the day itself. On that day, we were able to handle significantly increased volumes and provided quality execution for our clients.
Regarding our capital, during 2Q16, we were able to strengthen our look-through CET1 ratio to 11.8%, an increase of 40 basis points compared to 1Q16 – our highest reported look-through CET1 ratio. Looking ahead, our guidance remains unchanged and we aim to operate within a range of 11-12%2 for the remainder of 2016.
In summary, Credit Suisse operated profitably in 2Q16. We have remained focused on serving our clients during a challenging quarter. APAC, SUB and IWM have attracted significant asset inflows. IBCM has been able to gain market share and generated a profit for the bank. The restructured GM platform has generated a profit. Position risks in GM have been reduced by about 50% in 1H16. The SRU has continued to reduce both its costs and capital usage.
Our cost cutting program is progressing at pace, and we are working hard to build a more flexible, more resilient and more efficient bank that is fit for the new post-crisis regulatory and economic environment.
We remain cautious in our outlook for the second half of 2016 in view of the uncertainty created by significant geopolitical and macro-economic concerns, reinforced a few weeks ago by the outcome of the UK referendum. In the coming quarters, we will continue to work steadily towards delivering our longer-term objectives and creating value for our clients and shareholders.”
For further information please contact
Information for Media
Financial Communications, Credit Suisse
Tel: +41 844 33 88 44
Email: media.relations@credit-suisse.com
Information for Investors
Investor Relations, Credit Suisse
Tel: +41 44 333 71 49
Email: investor.relations@credit-suisse.com

Presentation of 2Q16 results – Thursday July 28, 2016
Event	Analyst Call	Media conference
Time	08:15 Zurich 07:15 London 02:15 New York	10:15 Zurich 09:15 London 04:15 New York
Language	The presentation will be held in English.	The presentation will be held in English. Simultaneous interpreting (English/German and German/English) will be available.
Access via Internet	Audio webcast: https://www.credit-suisse.com/results Audio playback available	Live webcast: www.credit-suisse.com/results Video playback available
Access via Telephone	+41 44 580 40 01 (Switzerland) +44 1452 565 510 (Europe) +1 866 389 9771 (US) Reference: Credit Suisse Group quarterly results Please dial in 10 minutes before the start of the presentation.	+41 44 580 40 01 (Switzerland) +44 1452 565 510 (Europe) +1 866 389 9771 (US) Reference: Credit Suisse Group quarterly results Please dial in 10 minutes before the start of the presentation.
Playback	Replay available approximately one day after the event: +41 44 580 34 56 (Switzerland) +44 1452 550 000 (Europe) +1 866 247 4222 (US) Conference ID: 32713753#	Replay available approximately one hour after the event: +41 44 580 34 56 (Switzerland) +44 1452 550 000 (Europe) +1 866 247 4222 (US) Conference ID English: 34752142# Conference ID German: 34770756#
The results of Credit Suisse Group comprise the results of our six reporting segments, including the Strategic Resolution Unit, and the Corporate Center. Core results exclude revenues and expenses from our Strategic Resolution Unit.
As we move ahead with the implementation of our strategy, it is important to measure the progress achieved by our underlying business performance in a consistent manner. To achieve this, we will focus our analyses on adjusted results.
Adjusted results referred to in this release are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for the purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. We will report quarterly on the same adjusted* basis for the Group, Core and divisional results until end-2018 to allow investors to monitor our progress in implementing our strategy, given the material restructuring charges we are likely to incur and other items which are not reflective of our underlying performance but are to be borne in the interim period. Tables in the appendix of this Media Release provide the detailed reconciliation between reported and adjusted results for the Group, Core businesses and the individual divisions.
As announced on March 23, 2016, we have implemented additional measures and adjusted financial objectives beyond those announced on October 21, 2015, to further lower our cost base, accelerate the RWA and leverage reduction initiatives in the restructuring of our Global Markets business and further strengthen our capital position. The additional measures included exiting the distressed credit, European securitized products trading and long-term illiquid financing businesses and making other business reductions. The assets from these impacted businesses were transferred to the Strategic Resolution Unit in 2Q16. As also announced, in 2Q16 the Group consolidated its foreign exchange sales and trading business from Global Markets into its trading operations within Swiss Universal Bank. The results of the sales and trading business continue to be split between Swiss Universal Bank and International Wealth Management. A portion of the corporate loan portfolio managed by the Global Markets and Investment Banking & Capital Markets divisions was also transferred to the Strategic Resolution Unit in 2Q16. These transfers related to client lending relationship exits and exposure types that we do not consider consistent with the announced strategy. In 2Q16, we also transferred from Global Markets to the Corporate Center a portfolio of positions containing tax risk to the Group that is managed by the Group’s corporate tax function.

As a result of the aforementioned strategic actions, prior period segment results have been reclassified to conform to the current presentation. These reclassifications had no impact on the net income/(loss) or the total shareholders’ equity of the Group.
Summary of 2Q16 Results
Credit Suisse operated profitably in 2Q16 on a reported and an adjusted* basis. We delivered net income attributable to shareholders of CHF 170 million.
We continued to make progress in the execution of our strategy.
Consistent with our aim of reducing earnings volatility, we made solid progress with GMAR to right-size and move towards a more cost- and capital-efficient business with a significantly reduced risk profile. In line with the objectives announced on March 23, 2016, we have reduced our expected quarterly pre-tax loss in an adverse stress scenario by 50% in 1H16.
We have been able to increase net revenues compared to 1Q16, reflecting more favorable market conditions and a stabilization across our core client franchises such as Prime Services, Underwriting, Leveraged Finance and Securitized Products. We will continue to invest in our core franchises to further strengthen our leading position in our chosen products and markets.
In 2Q16, we were able to strengthen our capital position. In the SRU, we made substantial progress in reducing legacy businesses and associated costs, allowing capital to be allocated to growth markets. Compared to 2Q15, RWA of USD 58.0 billion were down 25%, leverage exposure of USD 147.6 billion was down 27%, and adjusted* total operating expenses of USD 424 million were down 38%. Compared to 1Q16, RWA, leverage exposure and adjusted* total operating expenses were down 13%, 12% and 19%, respectively.
We reported a look-through CET1 capital ratio of 11.8% at end-2Q16, reflecting disciplined capital management and improved profitability during the quarter. We aim to maintain a look-through CET1 capital ratio of between 11-12%2 for the remainder of 2016 to allow us to continue our restructuring while investing when justified in opportunities with attractive risk-adjusted returns. At end-2Q16, Credit Suisse reported a look-through CET1 leverage ratio of 3.3%.
As we move into the second half of the year, we remain committed to delivering profitable growth. APAC, IWM and SUB delivered a combined adjusted* PTI of CHF 933 million in 2Q16 and strong wealth management NNA of CHF 11.3 billion.
Additionally, 2Q16 was a profitable quarter for IBCM with a substantial improvement in adjusted* net revenues compared to 1Q16. The division continued to make progress in its strategy to grow its M&A and ECM franchises, as evidenced by strong advisory revenues, while maintaining a leading position in leveraged finance with improved performance.

Asia Pacific (APAC)
APAC delivered a resilient performance in 2Q16 with an adjusted* PTI of CHF 216 million for 2Q16. We reported a solid adjusted* return on regulatory capital of 16%1.
Wealth management continued to grow and produced net revenues of CHF 337 million in 2Q16, reflecting investments in the franchise and our focus on serving entrepreneurs. In 2Q16, we achieved our highest ever level of AuM of CHF 158 billion. In 1H16, we generated NNA of CHF 9.3 billion. We continued to make targeted hires and added 30 RMs in 2Q16, bringing the total to 650.
We saw strong demand from ultra-high-net-worth and high-net-worth individuals and entrepreneurs for financing services during the quarter. Our Underwriting & Advisory business achieved growth in 2Q16 compared to 2Q15 in the region and increased share of wallet3 in an environment of declining fee pools. Compared to 1Q16, Equity and Fixed Income Sales & Trading delivered a resilient performance in a difficult environment during 2Q16 and against a uniquely strong 2Q15.
Compared to 1Q16, adjusted* total operating expenses increased, primarily reflecting increased compensation and benefits driven by growth-related higher headcount and higher general and administrative expenses.
We have a strong client franchise in Asia Pacific that we believe is benefitting from our integrated delivery of wealth management and investment banking solutions. Credit Suisse is well positioned to capture long-term growth in Asia Pacific thanks to the strength and scale of our key businesses and the quality of our teams.
International Wealth Management (IWM)
In a challenging market environment, we continued to make progress in building the IWM franchise. In 2Q16, we delivered adjusted* PTI of CHF 260 million with stable net revenues of CHF 1,145 million, and stable adjusted* return on regulatory capital of 22%1 compared to 2Q15. We continued to generate NNA across businesses and geographies, reflecting our ability to create value for our clients.
In 2Q16, wealth management achieved CHF 5.4 billion of NNA. In 1H16, NNA of CHF 10.8 billion corresponded to an annualized growth rate of 7%, reflecting solid inflows from emerging markets and Europe. Compared to 2Q15, net interest income increased by 21%, reflecting higher loan volumes (including better performance in net new lending of CHF 3.3 billion in 2Q16) and higher margins. A number of landmark deals were completed that helped to mitigate in part the lower transaction- and performance-based revenues. RM hiring activity increased by around 40% compared to 1H15, with new hires mostly offset by managed reductions.
In 2Q16, Asset Management achieved CHF 3.5 billion of NNA4 with an attractive product margin mix, including the successful launch of our Nova Fixed Maturity Bond Fund in April, which has since attracted over CHF 3 billion of assets in a very short time due to strong client demand. Management fees increased compared to 2Q15, while higher performance and placement revenues were offset by lower investment and partnership income.

Swiss Universal Bank (SUB)
We delivered a solid performance in 2Q16 with adjusted* PTI of CHF 457 million, an increase of 6% compared to 2Q15 (excluding Swisscard)5. Compared to 2Q15, adjusted* net revenues (excluding Swisscard)6 of CHF 1,337 million were down 2% due to lower client activity, while recurring income increased 3% supported by Credit Suisse Invest. We achieved an improved adjusted* return on regulatory capital of 15%1 compared to 2Q15.
We delivered an adjusted* cost/income ratio of 65%, compared to 67% in 2Q15, while making significant investments in platform and digitalization enhancements, regulatory projects and advertising (Gottardo, Euro 2016).
In wealth management, Credit Suisse Invest contributed to improved mandates penetration of 28%, an increase of 6 percentage points compared to 2Q15. Moreover, we attracted NNA of CHF 0.9 billion in 2Q16.
In Corporate & Institutional Banking, business activities remained resilient, with NNA of CHF 0.7 billion in 2Q16. Despite the continued fragile situation in Europe and other regions, credit provisions remained very low. In addition, we saw momentum in our investment bank in Switzerland, with a strong increase in fees compared to 1Q16. We are the no. 1 investment bank in Switzerland in terms of announced M&A transactions7 and DCM deals8. In ECM, Credit Suisse acted as book runner for the only IPOs in Switzerland in 2Q16 (Investis and VAT). Credit Suisse was named ‘Best Investment Bank’ in Switzerland by Euromoney in 2016 for the fifth consecutive year.
We remain focused on delivering on our strategic growth initiatives, including the Bank for Entrepreneurs.
We have applied for a Swiss banking license and expect our new Swiss legal entity, Credit Suisse (Schweiz) AG, to commence operations in 4Q169. We remain on track with the preparation of the planned partial (20-30%) IPO of Credit Suisse (Schweiz) AG by end-2017, market conditions permitting10.
Global Markets (GM)
We made substantial progress with GMAR in 2Q16 and moved towards a more cost- and capital-efficient business with a significantly reduced risk profile. During the quarter, we continued to right-size the business. This included balanced reductions, business exits, restructuring, asset transfers to the SRU and the consolidation of GM’s foreign exchange activities into SUB. Our newly restructured operating model is focused on the historically strong client franchises of Equities, Credit and Solutions.
Capital usage decreased significantly in 2Q16 compared to 2Q15 and 1Q16, and we are operating within our end-2016 RWA and leverage exposure targets of USD 60 billion and USD 290 billion, respectively. We substantially lowered risk compared to 2Q15 through the sale of the US distressed trading portfolio and inventory reductions across illiquid assets, which enabled us to reduce the expected quarterly pre-tax loss in an adverse stress scenario by 50% in 1H16.
Operating under the new structure, net revenues of USD 1,671 million for 2Q16, increased 33% compared to 1Q16, reflecting more favorable market conditions and a stabilization across our core client franchises such as Prime Services, Underwriting, Leveraged Finance and Securitized Products. We will continue to invest in these core franchises to further strengthen our leading position in our chosen products and markets. Net revenues declined 19% compared to 2Q15 due to a significant reduction in capital usage as we resized the franchise compared to 12 months ago. We believe that the newly restructured GM platform will generate more stable and attractive returns over time.
GM was profitable in 2Q16 with reported PTI of USD 156 million and adjusted* PTI of USD 208 million.

Investment Banking & Capital Markets (IBCM)
In 2Q16, we delivered a strong performance compared to 2Q15 despite muted levels of client activity. These results demonstrate our continued progress with the IBCM strategy to grow our M&A and ECM franchises while maintaining our leading position in leveraged finance. IBCM is core to our strategy as the expertise of our bankers is one of the key reasons why our clients – whether corporate, institutional or ultra-high-net-worth – use our bank.
IBCM outperformed the industry, which experienced a decline in fees, in a number of areas in 2Q16. Advisory revenues of USD 183 million were down 7% compared to 2Q15 while street fees declined 11% – reflecting growth in our share of wallet. Equity underwriting revenues of USD 97 million were down 28% compared to 2Q15, while street fees decreased 38% on lower industry-wide issuance activity over the same period. Debt underwriting revenues of USD 311 million were up 13% compared to 2Q15, driven by higher investment grade revenues. This compared to a 7% decline in street fees over the same period.
Our relative outperformance versus the street resulted in a no. 5 ranking in both completed M&A transactions and ECM for 1H1611,12. In the Americas, we also gained share of wallet with investment grade corporates compared to 2Q15 and achieved a top 5 ranking across all core products in the first half of 2016, when we were no. 511 in M&A, no. 411 in ECM and no. 411 in Leveraged Finance.
We achieved a significant improvement in profitability with an adjusted* PTI of USD 132 million, compared to an adjusted* pre-tax loss of USD 32 million in 1Q16, and we achieved an adjusted* return on regulatory capital of 21%1.
Strategic Resolution Unit (SRU)
The SRU continued to deliver significant progress with reductions in RWA, leverage exposure and adjusted* total operating expenses and in winding down businesses, thus freeing up capital for reallocation to growth markets. We completed asset transfers related to GMAR by end-2Q16.
Compared to 2Q15, RWA of USD 58.0 billion were down 25%, leverage exposure of USD 147.6 billion was down 27%, and adjusted* total operating expenses of USD 424 million were down 38%. Compared to 1Q16, RWA, leverage exposure and adjusted* total operating expenses were down 13%, 12% and 19%, respectively.
A decrease in RWA was achieved through a wide range of transactions, most notably the execution of a purchase and sale agreement on the entire credit derivative swap portfolio, and the sale or restructure of the majority of cash credit assets during the quarter.
We reported an adjusted* pre-tax loss of USD 757 million compared with an adjusted* pre-tax loss of USD 1,181 million in 1Q16, which was principally impacted by reduced revenue losses, the release of credit provisions and reduced adjusted* total operating expenses from the transition out of US private banking, which was substantially completed by end-2Q16.

Footnotes
* Adjusted results are non-GAAP financial measures. For a reconciliation of the adjusted results to the most directly comparable US GAAP measures, see the Appendix of this media release for reconciliations of adjustment items.
1 Return on regulatory capital is based on (adjusted) returns after tax assuming a tax rate of 30% for all periods and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For Global Markets and Investment Banking & Capital Markets, return on regulatory capital is based on US dollar denominated numbers.
2 Making no provision for significant ligation expenses.
3 Dealogic data based on external published view as of 7/06/2016. ECM excludes converts.
4 Includes assets managed by Asset Management within IWM for the other businesses.
5 For the Swisscard deconsolidation impact net revenues of CHF 75 million and total operating expenses of CHF 63 million have been excluded for 2Q15 for PTI.
6 For the Swisscard deconsolidation impact, net revenues of CHF 75 million has been excluded for 2Q15.
7 Source: Thomson Securities, SDC Platinum, Credit Suisse.
8 Source: International Financing Review (IFR).
9 Subject to, among other things, final approvals from the relevant authorities, including FINMA.
10 Any such IPO would involve the sale of a minority stake and would be subject to, among other things, all necessary approvals and would be intended to generate / raise additional capital for Credit Suisse AG or Credit Suisse (Schweiz) AG.
11 Source: Dealogic for the six months ending June 30, 2016 (as of July 6, 2016).
12 Includes Americas and EMEA fees only.
Abbreviations
Asia Pacific – APAC; Asset under Management – AuM; Global Markets – GM; Global Markets Accelerated Restructuring – GMAR; International Wealth Management – IWM; Investment Banking & Capital Markets – IBCM; Net New Assets – NNA; Pre-tax income – PTI; Relationship Managers – RMs; Risk weighted assets – RWA; Strategic Resolution Unit – SRU; Swiss Universal Bank – SUB
Important information
This Media Release contains select information from the full 2Q16 Financial Report and 2Q16 Results Presentation Slides that Credit Suisse believes is of particular interest to media professionals. The complete 2Q16 Financial Report and 2Q16 Results Presentation Slides, which have been distributed simultaneously, contain more comprehensive information about our results and operations for the reporting quarter, as well as important information about our reporting methodology and some of the terms used in these documents. The complete 2Q16 Financial Report and Results Presentation Slides are not incorporated by reference into this Media Release.
The complete 2Q16 Financial Report and Results Presentation Slides are available for download today at: https://www.credit-suisse.com/results.
Information referenced in this Media Release, whether via website links or otherwise, is not incorporated into this Media Release.
Adjusted operating expenses include adjustments as made in all our disclosures for restructuring expenses, major litigation expenses, and a goodwill impairment taken in 4Q15 as well as adjustments for FX, applying the following main currency exchange rates for 1H16: USD/CHF 0.9842, EUR/CHF 1.0949, GBP/CHF 1.3952. These currency exchange rates are unweighted, i.e. a straight line average of monthly rates. Certain non-recurring expense credits of CHF 0.3 billion incurred in 1H16 are excluded for annualization purposes of our cost savings program with a target cost base of CHF 19.8 billion for 2016. The equivalent 2015 cost base calculated under this approach is CHF 21.2 billion and our current annualized cost base for that purpose is calculated as follows: (4.8+4.9)*2+0.3 = 19.6, implying annualized cost savings to date of 21.2-19.6 = CHF 1.6 billion. We apply this calculation consistently for the periods under review.
We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.
Mandates penetration means advisory and discretionary mandates in private banking businesses as a percentage of the related AuM, excluding those from the external asset manager business.
When we refer to wealth management focused divisions throughout this Media Release, we mean APAC, IWM and SUB. References to the “wealth management” businesses in APAC, IWM and SUB refer to those divisions’ Private Banking businesses.
Investors and others should note that we announce material information (including quarterly earnings releases and financial reports) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We intend to also use our Twitter account @creditsuisse (https://twitter.com/creditsuisse) to excerpt key messages from our public disclosures, including earnings releases. We may retweet such messages through certain of our regional Twitter accounts, including @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these Twitter accounts is not a part of this Media Release.
In various tables, use of “–” indicates not meaningful or not applicable.

Appendix
Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other items included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.
Credit Suisse and Core Results
	Core Results			Strategic Resolution Unit			Credit Suisse
in / end of	2Q16	1Q16	2Q15	2Q16	1Q16	2Q15	2Q16	1Q16	2Q15
Statements of operations (CHF million)
Net revenues	5,471	5,179	6,545	(363)	(541)	410	5,108	4,638	6,955
Provision for credit losses	9	35	39	(37)	115	12	(28)	150	51
Compensation and benefits	2,572	2,272	2,606	162	210	308	2,734	2,482	2,914
General and administrative expenses	1,530	1,556	1,625	230	292	303	1,760	1,848	1,928
Commission expenses	331	371	369	21	16	37	352	387	406
Restructuring expenses	71	176	–	20	79	–	91	255	–
Total other operating expenses	1,932	2,103	1,994	271	387	340	2,203	2,490	2,334
Total operating expenses	4,504	4,375	4,600	433	597	648	4,937	4,972	5,248
Income/(loss) before taxes	958	769	1,906	(759)	(1,253)	(250)	199	(484)	1,656
Statement of operations metrics (%)
Return on regulatory capital	9.4	7.6	17.3	–	–	–	1.6	–	12.2
Balance sheet statistics (CHF million)
Total assets	723,106	708,612	771,297	98,058	105,286	108,025	821,164	813,898	879,322
Risk-weighted assets [1]	214,974	216,257	204,704	56,481	64,125	71,927	271,455	280,382	276,631
Leverage exposure [1]	822,743	809,653	872,138	143,805	159,888	189,687	966,548	969,541	1,061,825
1 Disclosed on a look-through basis.
Credit Suisse and Core Results
	Core Results		Strategic Resolution Unit			Credit Suisse
in / end of	6M16	6M15	6M16		6M15	6M16	6M15
Statements of operations (CHF million)
Net revenues	10,650	12,877	(904)		725	9,746	13,602
Provision for credit losses	44	65	78		16	122	81
Compensation and benefits	4,844	5,286	372		604	5,216	5,890
General and administrative expenses	3,086	3,086	522		580	3,608	3,666
Commission expenses	702	719	37		79	739	798
Restructuring expenses	247	–	99		–	346	–
Total other operating expenses	4,035	3,805	658		659	4,693	4,464
Total operating expenses	8,879	9,091	1,030		1,263	9,909	10,354
Income/(loss) before taxes	1,727	3,721	(2,012)		(554)	(285)	3,167
Statement of operations metrics (%)
Return on regulatory capital	8.5	16.8	–	.	–	–	11.5

Reconciliation of adjusted results
	Core Results			Strategic Resolution Unit			Credit Suisse
in	2Q16	1Q16	2Q15	2Q16	1Q16	2Q15	2Q16	1Q16	2Q15
Reconciliation of adjusted results (CHF million)
Net revenues	5,471	5,179	6,545	(363)	(541)	410	5,108	4,638	6,955
Fair value on own debt	–	–	(228)	–	–	–	–	–	(228)
Real estate gains	0	0	(23)	0	0	0	0	0	(23)
(Gains)/losses on business sales [1]	0	52	0	0	4	0	0	56	0
Adjusted net revenues	5,471	5,231	6,294	(363)	(537)	410	5,108	4,694	6,704
Provision for credit losses	9	35	39	(37)	115	12	(28)	150	51
Total operating expenses	4,504	4,375	4,600	433	597	648	4,937	4,972	5,248
Restructuring expenses	(71)	(176)	–	(20)	(79)	–	(91)	(255)	–
Major litigation provisions	0	0	(54)	0	0	(9)	0	0	(63)
Adjusted total operating expenses	4,433	4,199	4,546	413	518	639	4,846	4,717	5,185
Income/(loss) before taxes	958	769	1,906	(759)	(1,253)	(250)	199	(484)	1,656
Total adjustments	71	228	(197)	20	83	9	91	311	(188)
Adjusted income/(loss) before taxes	1,029	997	1,709	(739)	(1,170)	(241)	290	(173)	1,468
	Core Results		Strategic Resolution Unit		Credit Suisse
in	6M16	6M15	6M16	6M15	6M16	6M15
Reconciliation of adjusted results (CHF million)
Net revenues	10,650	12,877	(904)	725	9,746	13,602
Fair value on own debt	–	(372)	–	–	–	(372)
Real estate gains	0	(23)	0	0	0	(23)
(Gains)/losses on business sales [1]	52	0	4	0	56	0
Adjusted net revenues	10,702	12,482	(900)	725	9,802	13,207
Provision for credit losses	44	65	78	16	122	81
Total operating expenses	8,879	9,091	1,030	1,263	9,909	10,354
Restructuring expenses	(247)	–	(99)	–	(346)	–
Major litigation provisions	0	(44)	0	(9)	0	(53)
Adjusted total operating expenses	8,632	9,047	931	1,254	9,563	10,301
Income/(loss) before taxes	1,727	3,721	(2,012)	(554)	(285)	3,167
Total adjustments	299	(351)	103	9	402	(342)
Adjusted income/(loss) before taxes	2,026	3,370	(1,909)	(545)	117	2,825
1
Reflects a reclassification of CHF 52 million from cumulative translation adjustments to other revenues in the Corporate Center in connection with the sale of Credit Suisse (Gibraltar) Limited in 6M16.

Swiss Universal Bank
	in / end of			% change		in / end of % change
	2Q16	1Q16	2Q15	QoQ	YoY	6M16	6M15	YoY
Results (CHF million)
Net revenues	1,337	1,356	1,462	(1)	(9)	2,693	2,862	(6)
of which Private Banking	840	846	956	(1)	(12)	1,686	1,876	(10)
of which Corporate & Institutional Banking	497	510	506	(3)	(2)	1,007	986	2
Provision for credit losses	9	6	33	50	(73)	15	56	(73)
Total operating expenses	875	918	961	(5)	(9)	1,793	1,895	(5)
Income before taxes	453	432	468	5	(3)	885	911	(3)
of which Private Banking	251	205	257	22	(2)	456	506	(10)
of which Corporate & Institutional Banking	202	227	211	(11)	(4)	429	405	6
Metrics (%)
Return on regulatory capital	14.9	14.4	15.0	–	–	14.6	14.7	–
Cost/income ratio	65.4	67.7	65.7	–	–	66.6	66.2	–
Private Banking
Assets under management (CHF billion)	241.4	236.1	253.6	2.2	(4.8)	241.4	253.6	(4.8)
Net new assets (CHF billion)	0.9	0.7	1.5	–	–	1.6	3.0	–
Gross margin (annualized) (bp)	140	142	149	–	–	141	147	–
Net margin (annualized) (bp)	42	34	40	–	–	38	40	–
Corporate & Institutional Banking
Assets under management (CHF billion)	280.9	273.6	277.8	2.7	1.1	280.9	277.8	1.1
Net new assets (CHF billion)	0.7	2.3	(1.6)	–	–	3.0	4.5	–
Reconciliation of adjusted results
	Private Banking			Corporate & Institutional Banking			Swiss Universal Bank
in	2Q16	1Q16	2Q15	2Q16	1Q16	2Q15	2Q16	1Q16	2Q15
Adjusted results (CHF million)
Net revenues	840	846	956	497	510	506	1,337	1,356	1,462
Real estate gains	0	0	(23)	0	0	0	0	0	(23)
Adjusted net revenues	840	846	933	497	510	506	1,337	1,356	1,439
Provision for credit losses	7	9	9	2	(3)	24	9	6	33
Total operating expenses	582	632	690	293	286	271	875	918	961
Restructuring expenses	(3)	(35)	–	(1)	(5)	–	(4)	(40)	–
Adjusted total operating expenses	579	597	690	292	281	271	871	878	961
Income before taxes	251	205	257	202	227	211	453	432	468
Total adjustments	3	35	(23)	1	5	0	4	40	(23)
Adjusted income before taxes	254	240	234	203	232	211	457	472	445
	Private Banking		Corporate & Institutional Banking		Swiss Universal Bank
in	6M16	6M15	6M16	6M15	6M16	6M15
Adjusted results (CHF million)
Net revenues	1,686	1,876	1,007	986	2,693	2,862
Real estate gains	0	(23)	0	0	0	(23)
Adjusted net revenues	1,686	1,853	1,007	986	2,693	2,839
Provision for credit losses	16	21	(1)	35	15	56
Total operating expenses	1,214	1,349	579	546	1,793	1,895
Restructuring expenses	(38)	–	(6)	–	(44)	–
Adjusted total operating expenses	1,176	1,349	573	546	1,749	1,895
Income before taxes	456	506	429	405	885	911
Total adjustments	38	(23)	6	0	44	(23)
Adjusted income before taxes	494	483	435	405	929	888

International Wealth Management
	in / end of			% change		in / end of		% change
	2Q16	1Q16	2Q15	QoQ	YoY	6M16	6M15	YoY
Results (CHF million)
Net revenues	1,145	1,173	1,165	(2)	(2)	2,318	2,286	1
of which Private Banking	811	853	830	(5)	(2)	1,664	1,631	2
of which Asset Management	334	320	335	4	0	654	655	0
Provision for credit losses	16	(2)	(1)	–	–	14	1	–
Total operating expenses	884	875	894	1	(1)	1,759	1,735	1
Income before taxes	245	300	272	(18)	(10)	545	550	(1)
of which Private Banking	184	233	212	(21)	(13)	417	444	(6)
of which Asset Management	61	67	60	(9)	2	128	106	21
Metrics (%)
Return on regulatory capital	20.6	24.9	23.3	–	–	22.7	24.1	–
Cost/income ratio	77.2	74.6	76.7	–	–	75.9	75.9	–
Private Banking
Assets under management (CHF billion)	298.6	287.0	303.3	4.0	(1.5)	298.6	303.3	(1.5)
Net new assets (CHF billion)	5.4	5.4	0.2	–	–	10.8	(0.5)	–
Gross margin (annualized) (bp)	110	119	108	–	–	115	106	–
Net margin (annualized) (bp)	25	32	28	–	–	29	29	–
Asset Management
Assets under management (CHF billion)	314.9	301.3	313.1	4.5	0.6	314.9	313.1	0.6
Net new assets (CHF billion)	3.5	1.5	8.1	–	–	5.0	17.3	–
Reconciliation of adjusted results
	Private Banking			Asset Management			International Wealth Management
in	2Q16	1Q16	2Q15	2Q16	1Q16	2Q15	2Q16	1Q16	2Q15
Adjusted results (CHF million)
Net revenues	811	853	830	334	320	335	1,145	1,173	1,165
Provision for credit losses	16	(2)	(1)	0	0	0	16	(2)	(1)
Total operating expenses	611	622	619	273	253	275	884	875	894
Restructuring expenses	(13)	(10)	–	(2)	2	–	(15)	(8)	–
Adjusted total operating expenses	598	612	619	271	255	275	869	867	894
Income before taxes	184	233	212	61	67	60	245	300	272
Total adjustments	13	10	0	2	(2)	0	15	8	0
Adjusted income before taxes	197	243	212	63	65	60	260	308	272
	Private Banking		Asset Management		International Wealth Management
in	6M16	6M15	6M16	6M15	6M16	6M15
Adjusted results (CHF million)
Net revenues	1,664	1,631	654	655	2,318	2,286
Provision for credit losses	14	1	0	0	14	1
Total operating expenses	1,233	1,186	526	549	1,759	1,735
Restructuring expenses	(23)	–	0	–	(23)	–
Major litigation provisions	0	10	0	0	0	10
Adjusted total operating expenses	1,210	1,196	526	549	1,736	1,745
Income before taxes	417	444	128	106	545	550
Total adjustments	23	(10)	0	0	23	(10)
Adjusted income before taxes	440	434	128	106	568	540

Asia Pacific
	in / end of			% change		in / end of		% change
	2Q16	1Q16	2Q15	QoQ	YoY	6M16	6M15	YoY
Results (CHF million)
Net revenues	911	907	1,040	0	(12)	1,818	2,128	(15)
of which Private Banking	337	319	307	6	10	656	604	9
of which Investment Banking	574	588	733	(2)	(22)	1,162	1,524	(24)
Provision for credit losses	3	(22)	11	–	(73)	(19)	8	–
Total operating expenses	702	665	662	6	6	1,367	1,288	6
Income before taxes	206	264	367	(22)	(44)	470	832	(44)
of which Private Banking	90	120	119	(25)	(24)	210	227	(7)
of which Investment Banking	116	144	248	(19)	(53)	260	605	(57)
Metrics (%)
Return on regulatory capital	15.6	20.8	26.4	–	–	18.2	27.7	–
Cost/income ratio	77.1	73.3	63.7	–	–	75.2	60.5	–
Private Banking
Assets under management (CHF billion)	158.3	149.6	155.9	5.8	1.5	158.3	155.9	1.5
Net new assets (CHF billion)	5.0	4.3	6.6	–	–	9.3	11.1	–
Gross margin (annualized) (bp)	87	86	78	–	–	86	77	–
Net margin (annualized) (bp)	23	32	30	–	–	28	29	–
Reconciliation of adjusted results
	Private Banking			Investment Banking			Asia Pacific
in	2Q16	1Q16	2Q15	2Q16	1Q16	2Q15	2Q16	1Q16	2Q15
Adjusted results (CHF million)
Net revenues	337	319	307	574	588	733	911	907	1,040
Provision for credit losses	2	(17)	0	1	(5)	11	3	(22)	11
Total operating expenses	245	216	188	457	449	474	702	665	662
Restructuring expenses	0	0	–	(10)	(1)	–	(10)	(1)	–
Adjusted total operating expenses	245	216	188	447	448	474	692	664	662
Income before taxes	90	120	119	116	144	248	206	264	367
Total adjustments	0	0	0	10	1	0	10	1	0
Adjusted income before taxes	90	120	119	126	145	248	216	265	367
	Private Banking		Investment Banking		Asia Pacific
in	6M16	6M15	6M16	6M15	6M16	6M15
Adjusted results (CHF million)
Net revenues	656	604	1,162	1,524	1,818	2,128
Provision for credit losses	(15)	(1)	(4)	9	(19)	8
Total operating expenses	461	378	906	910	1,367	1,288
Restructuring expenses	0	–	(11)	–	(11)	–
Adjusted total operating expenses	461	378	895	910	1,356	1,288
Income before taxes	210	227	260	605	470	832
Total adjustments	0	0	11	0	11	0
Adjusted income before taxes	210	227	271	605	481	832

Global Markets
	in / end of			% change		in / end of		% change
	2Q16	1Q16	2Q15	QoQ	YoY	6M16	6M15	YoY
Results (CHF million)
Net revenues	1,630	1,245	1,926	31	(15)	2,875	4,077	(29)
Provision for credit losses	(17)	23	(4)	–	325	6	0	–
Total operating expenses	1,493	1,420	1,539	5	(3)	2,913	2,959	(2)
Income/(loss) before taxes	154	(198)	391	–	(61)	(44)	1,118	–
Metrics (%)
Return on regulatory capital	4.3	–	9.2	–	–	–	12.9	–
Cost/income ratio	91.6	114.1	79.9	–	–	101.3	72.6	–
Reconciliation of adjusted results
	Global Markets
in	2Q16	1Q16	2Q15	6M16	6M15
Adjusted results (CHF million)
Net revenues	1,630	1,245	1,926	2,875	4,077
Provision for credit losses	(17)	23	(4)	6	0
Total operating expenses	1,493	1,420	1,539	2,913	2,959
Restructuring expenses	(50)	(100)	–	(150)	–
Major litigation provisions	0	0	(54)	0	(54)
Adjusted total operating expenses	1,443	1,320	1,485	2,763	2,905
Income/(loss) before taxes	154	(198)	391	(44)	1,118
Total adjustments	50	100	54	150	54
Adjusted income/(loss) before taxes	204	(98)	445	106	1,172
Investment Banking & Capital Markets
	in / end of			% change		in / end of		% change
	2Q16	1Q16	2Q15	QoQ	YoY	6M16	6M15	YoY
Results (CHF million)
Net revenues	543	388	568	40	(4)	931	967	(4)
Provision for credit losses	0	29	0	(100)	–	29	0	–
Total operating expenses	408	421	423	(3)	(4)	829	869	(5)
Income/(loss) before taxes	135	(62)	145	–	(7)	73	98	(26)
Metrics (%)
Return on regulatory capital	22.6	–	31.8	–	–	6.6	11.0	–
Cost/income ratio	75.1	108.5	74.5	–	–	89.0	89.9	–
Reconciliation of adjusted results
	Investment Banking & Capital Markets
in	2Q16	1Q16	2Q15	6M16	6M15
Adjusted results (CHF million)
Net revenues	543	388	568	931	967
Provision for credit losses	0	29	0	29	0
Total operating expenses	408	421	423	829	869
Restructuring expenses	8	(27)	–	(19)	–
Adjusted total operating expenses	416	394	423	810	869
Income/(loss) before taxes	135	(62)	145	73	98
Total adjustments	(8)	27	0	19	0
Adjusted income/(loss) before taxes	127	(35)	145	92	98

Cautionary statement regarding forward-looking information
This media release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
– the ability to maintain sufficient liquidity and access capital markets;
– market volatility and interest rate fluctuations and developments affecting interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2016 and beyond;
– the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs and more efficient use of capital;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices in countries in which we conduct our operations;
– competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation, regulatory proceedings and other contingencies;
– the ability to achieve our cost efficiency goals and cost targets; and
– our success at managing the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2015.

 Second Quarter 2016 Results  Presentation to Investors and Analysts  July 28, 2016

 Disclaimer  Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2015 filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable law.We may not achieve the benefits of our strategic initiatives We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Statement regarding purpose and basis of presentation This presentation contains certain historical information that has been re-segmented to approximate what our results under our new structure would have been, had it been in place from 2015. In addition, "Illustrative,“ “Ambition” and “Goal” presentations are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such presentations are subject to a large number of inherent risks, assumptions and uncertainties, many of which are outside of our control. Accordingly, this information should not be relied on for any purpose. In preparing this presentation, management has made estimates and assumptions which affect the reported numbers. Actual results may differ. Figures throughout presentation may also be subject to rounding adjustments. Statement regarding non-GAAP financial measures This presentation also contains non-GAAP financial measures, including adjusted results. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in this presentation, which is available on our website at credit-suisse.com. Statement regarding capital, liquidity and leverage As of January 1, 2013, Basel 3 was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel 3 framework had been in place in Switzerland during such periods. Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. Beginning in 2015, the Swiss leverage ratio is calculated as Swiss total capital, divided by period-end leverage exposure. The look-through BIS tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by end-period leverage exposure.

 2Q16 earnings reviewTidjane Thiam, Chief Executive OfficerDavid Mathers, Chief Financial Officer  July 28, 2016

Overview of Credit Suisse 2Q16 results

In CHF mn unless otherwise specified

		Reported			Adjusted		
		2Q16	1Q16	2Q15	**2Q16**	1Q16	2Q15
APAC	Net revenues	911	907	1,040	911	907	1,040
	Pre-tax income	206	264	367	216	265	367
IWM	Net revenues	1,145	1,173	1,165	1,145	1,173	1,165
	Pre-tax income	245	300	272	260	308	272
SUB	Net revenues	1,337	1,356	1,462	1,337	1,356	1,439
	Pre-tax income	453	432	468	457	472	445
IBCM	Net revenues in USD mn	558	395	605	558	395	605
	Pre-tax income in USD mn	141	(60)	154	132	(32)	154
Global Markets	Net revenues in USD mn	1,671	1,252	2,052	1,671	1,252	2,052
	Pre-tax income in USD mn	156	(200)	415	208	(98)	473
Global Markets pre 2Q16 reclassifications	*Net revenues in USD mn*	*1,554* [1]	*972* [2]	*2,359* [2]	*1,554* [1]	*972* [2]	*2,359* [2]
	Pre-tax income in USD mn	*(23)* [1]	*(649)* [2]	*552* [2]	*29* [1]	*(547)* [2]	*608* [2]
SRU	Net revenues in USD mn	(371)	(545)	437	(371)	(541)	437
	Pre-tax income in USD mn	(778)	(1,266)	(266)	(757)	(1,181)	(256)
SRU pre 2Q16 reclassifications	*Net revenues in USD mn*	*(134)* [1]	*(108)* [2]	*241* [2]	*(134)* [1]	*(113)* [2]	*241* [2]
	Pre-tax income in USD mn	*(560)* [1]	*(725)* [2]	*(389)* [2]	*(539)* [1]	*(641)* [2]	*(379)* [2]
CS Group	Net revenues	5,108	4,638	6,955	5,108	4,694	6,704
	Pre-tax Income	199	(484)	1,656	290	(173)	1,468
	Net income/(loss) attr. to shareholders	170	(302)	1,051			
	RWA in CHF bn	271	280	277			
	"Look-through" CET1 ratio	*11.8%*	*11.4%*	*10.3%*			
	Leverage exposure in CHF bn	967	970	1,062			
	"Look-through" CET1 leverage ratio	*3.3%*	*3.3%*	*2.7%*			

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix. 1 Illustrative estimates of what the divisions' results would have been for the periods presented had the reclassifications effected in 2Q16, including those related to GMAR and the recalibration of funding and corporate function cost allocations, not been effected. 2 Represent previously reported figures as published in original financial reports for the historical quarters, which differ from figures in 2Q16 financial report as they are on post 2Q16 reclassifications basis.

CREDIT SUISSE July 28, 2016 4

Execution
Profitable growth
Capital
Detailed Financials

Key messages

1 Disciplined execution

- Continued comp and non-comp cost reduction, on track to deliver 2016 cost savings target
- Substantial de-risking across Global Markets by ~50% year to date[1]

2 Continued focus on profitable growth

- APAC, IWM and SUB with wealth management inflows of CHF 11.3 bn[2] of quality assets at stable margins
- Notable contribution in IBCM from financing and advisory franchises
- Global Markets improvements in profitability and business model

3 Improved capital position

- Continued progress in SRU with capital release of USD 6 bn RWA[3]
- "Look-through" CET1 ratio of 11.8%

1 Achieved target of reducing expected quarterly pre-tax loss by 50% in adverse stressed scenario.
2 Relating to Wealth Management in SUB, IWM and APAC.
3 Illustrative estimates of what the divisions' results would have been for the periods presented had the reclassifications effected in 2016, including those related to GMAR and the recalibration of funding and corporate function cost allocations, not been effected.

CREDIT SUISSE
July 28, 2016 5

 Adjustedtotal operating expenses at constant FX rates*in CHF bn   On track for delivery of 2016 cost targets      -8%  Execution  Profitable growth  Capital    Detailed Financials  2016 cost target of CHF 19.8 bn; average CHF 4.95 bn / quarter  * See Appendix.

   The Wealth Management opportunity for Credit Suisse  As per Investor Day October 21, 2015  Execution  Profitable growth  Capital  Detailed Financials

   Balanced approach to growth  Assets under Management1 in CHF bn      Mature Markets  Emerging Markets  1Q16  2Q16  1Q16  2Q16          + CHF 10 bn  + CHF 15 bn  Execution  Profitable growth  Capital  Detailed Financials  1 Relating to Wealth Management in SUB, IWM and APAC.

Execution
Profitable growth
Capital
Detailed Financials

Wealth Management – attracting more net new assets

Net new assets - Wealth Management[1]
in CHF bn


+60%
21.7
1.6
9.3
10.8
13.6
SUB
3.0
APAC
11.1
IWM
-0.5
1H15
1H16

Adjusted Gross Margin[2]
in bps

	1H15	1H16
Adjusted Gross Margin (in bps)	110	**118**

Note: Adjusted results are non-GAAP financial measures. Where identified, certain figures have also been adjusted to exclude Swisscard net revenues and operating expenses for 1H15 in SUB Wealth Management. A reconciliation to reported results, including a presentation of the impact of the deconsolidation of Swisscard, is included in the Appendix.
1 Relating to Wealth Management in SUB, IWM and APAC.
2 Adjusted to exclude Swisscard net revenues of CHF 148 mn for 1H15 in SUB Wealth Management.

CREDIT SUISSE
July 28, 2016
9

   APAC – profitable growth  Execution  Profitable growth  Capital  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix. † See Appendix.  Net new assets in CHF bn  Detailed Financials  Adjusted gross margin in bps  Adjusted return on regulatory capital†  16%

   APAC – attracting flows in a challenging market  Execution  Profitable growth  Capital  Detailed Financials  Net new assets - APAC Wealth Management in CHF bn

   IWM – strong performance  Execution  Profitable growth  Capital  Net new assets in CHF bn  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix.1 Not adjusted for assets managed by Asset Management within IWM for other businesses.2 Relating to IWM Wealth Management.† See Appendix.  Wealth Mgmt.  AM  Detailed Financials  Adjusted gross margin2 in bps  Adjusted return on regulatory capital†  22%  8.3  8.9  1  1

   IWM – from outflows to inflows  Execution  Profitable growth  Capital  Net new assets - IWM Wealth Managementin CHF bn  Detailed Financials

Execution
Profitable growth
Capital
Detailed Financials

Swiss Universal Bank – delivering profitable growth

Adjusted pre-tax income in CHF mn


433
457
2Q15[1]
2Q16

Adjusted return on regulatory capital†


14%
15%
2Q15[1]
2Q16

Note: Adjusted results are non-GAAP financial measures. Where identified, certain figures have also been adjusted to exclude Swisscard net revenues and operating expenses for 2Q15 in SUB Wealth Management. A reconciliation to reported results, including a presentation of the impact of the deconsolidation of Swisscard, is included in the Appendix.

1 The Swisscard deconsolidation impact of CHF 12 mn has been excluded.

† See Appendix.

CREDIT SUISSE
July 28, 2016
14

Execution
Profitable growth
Capital
Detailed Financials

IBCM – increasing share of wallet with clients

Share of wallet

	1H15	1H16	
M&A[1]	2.8%	**4.3%**	↑
ECM Americas	5.9%	**6.7%**	↑
Leveraged Finance Americas	6.9%	**6.7%**	→
M&A Emerging Markets[2]	4.3%	**5.8%**	↑

Source: Dealogic for the six months ending June 30, 2016 (as of July 6, 2016).
1 Includes Americas and EMEA fees only.
2 Includes emerging countries in APAC (excluding Japan), EMEA and Latin America.

CREDIT SUISSE
July 28, 2016 15

   IBCM – profitable with strong pipeline in M&A  Advisory net revenuesin USD mn  Number of large M&A deals(USD10bn+) in announced pipeline  6  5      +30%  Execution  Profitable growth  Capital  Detailed Financials

   Global Markets – making progress  Pre-tax income/(loss)in USD mn  1 Previously reported figures represent financials as published in original financial reports for the historical quarters, which differ from figures in 2Q16 financial report as they are on post 2Q16 reclassifications basis. 2 Illustrative estimates of what GM’s results would have been for the periods presented had the reclassifications effected in 2Q16, including those related to GMAR and the recalibration of funding and corporate function cost allocations, not been effected.  GM Accelerated Restructuring  Execution  Profitable growth  Capital  Detailed Financials  excl. goodwill impairment  (On a pre 2Q16 reclassifications basis)  As previously reported1  As previously reported1  As previously reported1, excluding goodwill impairment  As previously reported1  Estimated pre 2Q16 reclassifications2

Execution
Profitable growth
Capital
Detailed Financials

Continued reduction of legacy business, cost and capital in the SRU

(On a pre 2Q16 reclassifications basis)

SRU RWA
in USD bn


-18%
62
5
57
6
51
4Q15
As previously reported[1]
Mitigation & run-off in 1Q16
1Q16
As previously reported[1]
Mitigation & run-off in 2Q16
2Q16
Estimated pre 2Q16 reclassifications[2]

	4Q15	Mitigation & run-off in 1Q16	1Q16	Mitigation & run-off in 2Q16	2Q16
Adjusted total operating expenses in USD bn	643	-153	490	-87	**403**

1 Previously reported figures represent financials as published in original financial reports for the historical quarters, which differ from figures in 2Q16 financial report as they are on post 2Q16 reclassifications basis.
2 Illustrative estimates of what SRU's results would have been for the periods presented had the reclassifications effected in 2Q16, including those related to GMAR and the recalibration of funding and corporate function cost allocations, not been effected.

CREDIT SUISSE
July 28, 2016
18

 Capital position improved – “look-through” CET1 ratio at 11.8%  Note: All values shown as of the end of the respective period and on a “look-through” basis.  Basel III CET1 capital ratio              Execution  Profitable growth  Capital  Detailed Financials

 Summary    Disciplined executionContinued focus on profitable growthImproved capital position  Execution  Profitable growth  Capital  Detailed Financials

 Detailed Financials  July 28, 2016

Execution
Profitable growth
Capital
Detailed Financials

Results overview

Credit Suisse Group results	2Q16	1Q16	2Q15	1H16	1H15
Net revenues	5,108	4,638	6,955	9,746	13,602
Provision for credit losses	(28)	150	51	122	81
Total operating expenses	4,937	4,972	5,248	9,909	10,354
Pre-tax income/(loss)	199	(484)	1,656	(285)	3,167
Fair value on own debt	-	-	228	-	372
Real estate gains	-	-	23	-	23
(Gains)/losses on business sales	-	56	-	56	-
Goodwill impairment	-	-	-	-	-
Restructuring expenses	91	255	-	346	-
Major litigation expenses	-	-	63	-	53
Adjusted: ***Net revenues***	***5,108***	***4,694***	***6,704***	***9,802***	***13,207***
Adjusted: ***Provision for credit losses***	***(28)***	***150***	***51***	***122***	***81***
Adjusted: ***Total operating expenses***	***4,846***	***4,717***	***5,185***	***9,563***	***10,301***
Adjusted: ***Pre-tax income/(loss)***	***290***	***(173)***	***1,468***	***117***	***2,825***
Net income/(loss) attributable to shareholders	**170**	**(302)**	**1,051**	**(132)**	**2,105**
Diluted Earnings/(loss) per share in CHF	**0.08**	**(0.15)**	**0.59**	**(0.07)**	**1.20**
Return on Tangible Equity[1]	**1.7%**	**n/m**	**12.5%**	**n/m**	**12.5%**

Note: All values shown are in CHF mn unless otherwise specified. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix.
1 Based on tangible shareholders' equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders as presented in our balance sheet. Management believes that the return on tangible shareholders' equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

CREDIT SUISSE
July 28, 2016
22

Execution
Profitable growth
Capital
Detailed Financials

CET1 ratio increased to 11.8% driven by RWA reduction of CHF 9 bn

	1Q16	2Q16
CET1 ratio	11.4%	**11.8%**
CET1 leverage ratio	3.3%	**3.3%**

2Q16 capital development
in CHF bn


31.8
CET 1 capital
0.2
Pre-tax income
0.1
CET1 relevant taxes
0.2
FX
(0.1)
Net cash dividends accrued[1]
(0.2)
Other[2]
32.0
CET 1 capital
1Q16
2Q16

	1Q16	2Q16
Risk-weighted assets (CHF bn)	280	**271**
Leverage exposure	970	**967**

Note: All values shown as of the end of the respective period and on a "look-through" basis.
1 'Net cash dividends accrued' represents the cash component of a dividend accrual based on the assumption that 60% of the dividend is distributed in shares, the recognition of the prior period cash dividend payment, partially offset by the release of the prior year cash dividend accrual, and related threshold impacts for deferred tax assets. 2 'Other' includes the net effect of share-based compensation of CHF (0.8) bn, partially offset by common share issuances of CHF 0.7 bn, of which CHF 0.4 bn relates to issuances for settlement of share based compensation.

CREDIT SUISSE
July 28, 2016
23

Execution
Profitable growth
Capital
Detailed Financials

On track for full year 2016 costs to be at or below target of CHF 19.8 bn

Adjusted operating expenses at constant FX rates* in CHF bn


2015
2016
5.2
4.8
5.3
4.9
2016 cost target of CHF 19.8 bn; Avg. 4.95/quarter
1Q
2Q

Key messages

- 1Q16 benefited from
  - lower deferred compensation expenses
  - seasonally low expenses
  - initial results of cost program
- 2Q16 was driven by
  - lower deferred compensation, albeit to a lesser extent than in 1Q16
  - further net headcount reductions of 580 FTEs from 1Q16 as part of the cost program in 2Q16
- Committed to delivering 2016 cost target
  - supported by planned net reductions of employee, consultant and contractor headcount in 2H16 to reach 6,000 total headcount net reduction in 2016
  - continue to benefit from roll-off of salary costs from 1H16

* See Appendix.

CREDIT SUISSE
July 28, 2016 24

Execution
Profitable growth
Capital
Detailed Financials

Swiss Universal Bank

Pre-tax income up YoY with steady franchise development

Adjusted key financials in CHF mn

	2Q16	1Q16	2Q15	Δ 1Q16	Δ 2Q15
Private Banking	840	846	933	(1)%	(10)%
Corp. & Inst. Banking	497	510	506	(3)%	(2)%
Net revenues	1,337	1,356	1,439	(1)%	(7)%
Provision for credit losses	9	6	33		
Total operating expenses	871	878	961	(1)%	(9)%
Pre-tax income	**457**	**472**	**445**	**(3)%**	**+3%**
Pre-tax income ex Swisscard	**457**	**472**	**433**	**(3)%**	**+6%**
Cost/income ratio	**65%**	**65%**	**67%**		
Return on regulatory capital†	**15%**	**16%**	**14%**		

Key metrics in CHF bn

		2Q16	1Q16	2Q15	Δ 1Q16	Δ 2Q15
PB	Adj. net margin in bps	42	40	37	+2	+5
PB	Net new assets	0.9	0.7	1.5		
PB	Mandates penetration	28%	27%	22%		
	Net loans	165	163	163	+1%	+1%
	Net new assets C&IB	0.7	2.3	(1.6)		
	Risk-weighted assets	65	64	58	-	+11%
	Leverage exposure	245	242	244	+1%	-

Key messages

- Adjusted pre-tax income up 6% compared to 2Q15 excluding Swisscard:
  - Revenues down 2% from lower client activity
  - Recurring commissions and fees up 3%, supported by *Credit Suisse Invest*
  - Operating expenses down 3%

Wealth Management

- *Credit Suisse Invest* driving mandates penetration of 28%, an increase of 6 percentage points vs. 2Q15
- Continued inflows with strong gross margin at 140 bps

Corporate & Institutional Banking

- Continued resilient results in Corporate & Institutional Banking including credit provisions at low levels
- Good IB momentum in Switzerland reflected in a strong increase in fees vs. 1Q16

Note: Adjusted results are non-GAAP financial measures. Where identified, certain figures have also been adjusted to exclude Swisscard net revenues and operating expenses for 2Q15 in SUB PB. A reconciliation to reported results, including a presentation of the impact of the deconsolidation of Swisscard, is included in the Appendix. † See Appendix.

CREDIT SUISSE
July 28, 2016 25

Execution
Profitable growth
Capital
Detailed Financials

International Wealth Management

Resilient performance despite reduced client activity

Adjusted key financials in CHF mn

	2Q16	1Q16	2Q15	Δ 1Q16	Δ 2Q15
Private Banking	811	853	830	(5)%	(2)%
Asset Management	334	320	335	+4%	-
Net revenues	1,145	1,173	1,165	(2)%	(2)%
Provision for credit losses	16	(2)	(1)		
Total operating expenses	869	867	894	-	(3)%
Pre-tax income	**260**	**308**	**272**	**(16)%**	**(4)%**
Cost/income ratio	**76%**	**74%**	**77%**		
Return on regulatory capital†	**22%**	**26%**	**23%**		

Key metrics in CHF bn

		2Q16	1Q16	2Q15	Δ 1Q16	Δ 2Q15
PB	Adj. net margin in bps	27	34	28	(7)	(1)
PB	Net new assets	5.4	5.4	0.2		
PB	Mandates penetration	29%	30%	28%		
PB	Number of RM	1,170	1,170	1,180	-	(10)
PB	Net loans	43	40	39	+7%	+11%
	Net new assets AM	3.5	1.5	8.1		
	Risk-weighted assets	34	33	32	+2%	+7%
	Leverage exposure	95	91	92	+5%	+4%

Key messages

- Resilient pre-tax income in a challenging market environment
- Continued net new asset inflows across businesses and geographies

Wealth Management

- Strong net interest income vs. 2Q15 reflecting higher loan volumes (incl. net new lending of CHF 3.3 bn in 2Q16) and higher margins
- Reduced transactional revenues amid subdued client activity and lower recurring revenues mostly reflecting lower AuM vs. 2Q15
- Strong NNA of CHF 5.4 bn (CHF 10.8 bn in 1H16 at 7% annualized growth rate); with inflows across Emerging Markets (9% growth) and Europe (8% growth); gross margin of 110 bps vs. 108 bps in 2Q15
- RM hiring activity up ~40% from 1H15 (new RM mostly offset by managed reductions)

Asset Management

- YoY growth in recurring management fees at slightly higher margin; increase in performance & placement fees offset by lower investment & partnership income; 2Q16 includes investment gain from AMF
- Stable pre-tax income vs. 2Q15, reflecting stable revenues and expenses
- Net new assets of CHF 3.5 bn with an attractive product margin mix, including CHF 3 bn from the successful launch of a new fund

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix. † See Appendix.

CREDIT SUISSE
July 28, 2016 26

Execution
Profitable growth
Capital
Detailed Financials

Asia Pacific

Strong client activity and continued investment in Private Banking growth

Adjusted key financials in CHF mn

	2Q16	1Q16	2Q15	Δ 1Q16	Δ 2Q15
Private Banking	337	319	307	+6%	+10%
Investment Banking	574	588	733	(2)%	(22)%
Net revenues	911	907	1,040	-	(12)%
Provision for credit losses	3	(22)	11		
Total operating expenses	692	664	662	+4%	+5%
Pre-tax income	**216**	**265**	**367**	**(18)%**	**(41)%**
Cost/income ratio	**76%**	**73%**	**64%**		
Return on regulatory capital†	**16%**	**21%**	**26%**		

Key metrics in CHF bn

		2Q16	1Q16	2Q15	Δ 1Q16	Δ 2Q15
PB	Adj. net margin in bps	23	32	30	(9)	(7)
PB	Net new assets	5.0	4.3	6.6		
PB	Number of RM	650	620	550	+30	+100
	Net loans	38	35	34	+7%	+12%
	Risk-weighted assets	32	28	25	+14%	+24%
	Leverage exposure	108	104	108	+4%	-

Key messages

- Resilient 2Q16 adjusted pre-tax income and solid 16% return on regulatory capital† despite challenging markets
- Operating expenses increase from impact of client coverage joiners in Private Banking and investments in risk management and compliance and controls infrastructure to meet strategic growth and regulatory requirements

Wealth Management

- Significant YoY growth in Wealth Management revenues to CHF 337 mn, supported by net new inflows of CHF 9.3 bn in 1H16 and record reported AuM of CHF 158 bn
- Gross margin in 2Q16 of 87 bps from higher YoY recurring revenues and net interest income reflecting higher loan volumes and higher margins
- Continued RM onboarding and upgrading with an additional 100 net hires since a year ago

Investment Banking

- YoY revenue growth in Underwriting & Advisory and Financing activities driven by significant new mandates and the strategic focus on Entrepreneur clients reflecting the integrated approach
- In sales and trading, YoY revenue growth in Fixed Income offset by lower performance in Equities, reflecting weaker markets

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix. † See Appendix.

CREDIT SUISSE
July 28, 2016 27

Execution
Profitable growth
Capital
Detailed Financials

Investment Banking & Capital Markets

Increased PTI reflects improved market share & recovery in debt underwriting activity

Adjusted key financials in USD mn

	2Q16	1Q16	2Q15	Δ 1Q16	Δ 2Q15
Gross revenues[1]	589	456	604	+29%	(2)%
Net revenues	558	395	605	+41%	(8)%
Provision for credit losses	-	30	-		
Total operating expenses	426	397	451	+7%	(6)%
Pre-tax income/(loss)	**132**	**(32)**	**154**	**n/m**	**(14)%**
Cost/income ratio	**76%**	**101%**	**74%**		
Return on regulatory capital†	**21%**	**n/m**	**32%**		

Key metrics in USD bn

	2Q16	1Q16	2Q15	Δ 1Q16	Δ 2Q15
Risk-weighted assets	17	18	15	(4)%	+17%
Leverage exposure	45	46	37	(3)%	+23%

Key messages

- Results driven by continued progress against IBCM's strategy, with share of wallet gains across key products leading to strong 1H16 market positions
  - Continued pivot towards M&A and ECM
  - Top 5 rank[2] in each of M&A, ECM and Americas Leveraged Finance
  - 1H16 share of wallet gains versus 2015 with investment grade corporates in the Americas
- Gross revenues[1] down 2% year-on-year compared to a 15% decline in Street fees[2]
- Total operating expenses down YoY on lower compensation expenses
- Increased adjusted pre-tax income, up USD 164 mn vs.1Q16, driven by a rebound in capital markets issuances and supported by senior hires in Americas
- Adjusted return on regulatory capital† of 21% in a quarter marked by subdued client activity

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix.
1 Gross revenues from advisory, debt and equity underwriting, net of JV transfers to other divisions. 2 Source: Dealogic; includes Americas and EMEA only. † See Appendix.

CREDIT SUISSE
July 28, 2016 28

Execution
Profitable growth
Capital
Detailed Financials

Global Markets

Stabilization of core franchise highlights progress on right-sizing business

Adjusted key financials in USD mn

	2Q16	1Q16	2Q15	Δ 1Q16	Δ 2Q15
Equities[1]	550	540	633	+2%	(13)%
Credit[1]	758	395	985	+92%	(23)%
Solutions[1]	423	343	466	+23%	(9)%
Other	(60)	(26)	(31)		
Net revenues	1,671	1,252	2,052	+33%	(19)%
Provision for credit losses	(17)	22	(4)		
Total operating expenses[2]	1,480	1,328	1,584	+11%	(7)%
Pre-tax income/(loss)	**208**	**(98)**	**473**	**n/m**	**(56)%**
Cost/income ratio	**89%**	**106%**	**77%**		
Return on regulatory capital†	**6%**	**n/m**	**10%**		

Key metrics in USD bn

	2Q16	1Q16	2Q15	Δ 1Q16	Δ 2Q15
Risk-weighted assets	52	59	65	(12)%	(20)%
Leverage exposure	286	292	356	(2)%	(19)%

Key messages

- Rebound in client activity vs. 1Q16 across Credit, Equities and Solutions; lower revenues vs. 2Q15 due to significant reduction in capital usage
- Operating within 2016-2018 RWA and leverage exposure ceilings
- Substantially reduced risk exposure through portfolio sales, strategic hedges and inventory reductions; achieved target of reducing expected quarterly pre-tax loss by 50% in adverse stressed scenario

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix.
1 The restructured business model operates under three franchises generating revenues from trading and underwriting: Credit, Equities and Solutions. Credit comprises yield businesses, including global credit products, leveraged finance and investment grade underwriting and securitized products. Equities includes cash equities, prime services, systematic market making and equity underwriting. Solutions combines structured lending and derivatives capabilities across equity derivatives, global macro products and emerging markets. 2 Does not include restructuring expenses of USD 52 mn in 2Q16 and USD 102 mn in 1Q16. † See Appendix.

CREDIT SUISSE
July 28, 2016 29

Execution
Profitable growth
Capital
Detailed Financials

Strategic Resolution Unit

Further progress in winding down RWA, leverage exposure and costs

Key financials in USD mn

		2Q16	1Q16	2Q15	Δ 1Q16	Δ 2Q15
Adjusted	Net revenues	(371)	(541)	437	+31%	n/m
	Provision for credit losses	(38)	119	13		
	Total operating expenses	424	521	680	(19)%	(38)%
	Pre-tax loss	**(757)**	**(1,181)**	**(256)**		
	Gains on business sales	*-*	*(4)*	*-*		
	Restructuring expenses	*21*	*80*	*-*		
	Major litigation expenses	*-*	*-*	*9*		
Pre-tax loss reported		**(778)**	**(1,266)**	**(266)**		

Key metrics in USD bn

	2Q16	1Q16	2Q15	Δ 1Q16	Δ 2Q15
Risk-weighted assets	58	67	77	(13)%	(25)%
RWA excl. operational risk	38	47	57	(18)%	(33)%
Leverage exposure	148	167	203	(12)%	(27)%

Key messages

- Continued to deliver significant progress in reducing RWA, leverage exposure, and operating expenses
- Adjusted pre-tax income improved by USD 424 mn vs. 1Q16:
  - Reduced revenue losses and a net release of credit provisions compared to 1Q16
  - Continued reduction in operating expenses benefiting from the transition out of the US private banking business, substantially completed by end-2Q16
- RWA and leverage exposure reductions of USD 9 bn and USD 19 bn, respectively, were achieved across a wide range of transactions, most notably:
  - Executed sale agreement on entire portfolio of credit derivative trades (approx. 54,000 trades)
  - Sale of majority of cash credit assets during the quarter
  - Unwinds, novations, and compressions of derivatives across the legacy investment banking portfolio

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix.

CREDIT SUISSE
July 28, 2016
30

Execution
Profitable growth
Capital
Detailed Financials

Key messages

1 Disciplined execution

- Continued comp and non-comp cost reduction, on track to deliver 2016 cost savings target
- Substantial de-risking across Global Markets by ~50% year to date[1]

2 Continued focus on profitable growth

- APAC, IWM and SUB with wealth management inflows of CHF 11.3 bn[2] of quality assets at stable margins
- Notable contribution in IBCM from financing and advisory franchises
- Global Markets improvements in profitability and business model

3 Improved capital position

- Continued progress in SRU with capital release of USD 6 bn RWA[3]
- "Look-through" CET1 ratio of 11.8%

1 Achieved target of reducing expected quarterly pre-tax loss by 50% in adverse stressed scenario.
2 Relating to Wealth Management in SUB, IWM and APAC.
3 Illustrative estimates of what the divisions' results would have been for the periods presented had the reclassifications effected in 2016, including those related to GMAR and the recalibration of funding and corporate function cost allocations, not been effected.

CREDIT SUISSE July 28, 2016 31

 Appendix  July 28, 2016

High-level overview of 2Q16 reclassifications



Originator
Transfers
Receiver
Global Markets
FX & EM local currency businesses
Structured Transactions Group
Components of Credit & Securitized Products businesses
Components of Solutions business
Corporate loan portfolio positions
STS
SUB
IWM
Corporate Center
SRU
IBCM

2Q16 all figures in USD

Estimated pre 2Q16 reclassifications[1]

GM	
Pre-tax income	(23) mn
RWA	64 bn
Lev. exp.	348 bn

Estimated impact of 2Q16 reclassifications[1] on receivers…

SRU	
PTI	(218) mn
RWA	7 bn
Lev. exp.	36 bn

Rest of CS	
PTI	39 mn
RWA	5 bn
Lev. exp.	26 bn

2Q16 as reported (post reclassifications)

GM	
Pre-tax income	156 mn
RWA	52 bn
Lev. exp.	286 bn

1 Illustrative estimates of what the divisions' results would have been for the periods presented had the reclassifications effected in 2Q16, including those related to GMAR and the recalibration of funding and corporate function cost allocations, not been effected.

CREDIT SUISSE July 28, 2016 33

 Impact of reclassifications reflected in reported numbers by division  IWM  PTI 15 mnRWA -Lev. exp. 3 bn  APAC  PTI -RWA (1) bnLev. exp. -  IBCM  PTI 39 mnRWA (2) bnLev. exp. (2) bn  SRU  PTI (143) mnRWA 11 bnLev. exp. 30 bn  Corp. Center  PTI 58 mnRWA 2 bnLev. exp. 3 bn  SUB  PTI 16 mnRWA -Lev. exp. 2 bn  GM  PTI 14 mnRWA (11) bnLev. exp. (37) bn  Originator  Receiver  Full year 2015 in CHF  Receiver  IWM  PTI (2) mnRWA 1 bnLev. exp. 2 bn  APAC  PTI -RWA (1) bnLev. exp. -  IBCM  PTI (2) mnRWA (2) bnLev. exp. (2) bn  SRU  PTI 116 mnRWA 11 bnLev. exp. 31 bn  Corp. Center  PTI 18 mnRWA -Lev. exp. 3 bn  SUB  PTI (2) mnRWA 1 bnLev. exp. 2 bn  GM  PTI (128) mnRWA (10) bnLev. exp. (36) bn  Originator  2Q15 in CHF  IWM  PTI 30 mnRWA 1 bnLev. exp. 6 bn  APAC  PTI 12 mnRWA -Lev. exp. 5 bn  IBCM  PTI 41 mnRWA 1 bnLev. exp. 6 bn  SRU  PTI (529) mnRWA 10 bnLev. exp. 38 bn  Corp. Center  PTI 2 mnRWA 1 bnLev. exp. (16) bn  SUB  PTI 6 mnRWA 1 bnLev. exp. 9 bn  GM  PTI 438 mnRWA (13) bnLev. exp. (48) bn  Originator  Receiver  1Q16 in CHF

 2Q15  2Q16  2Q15  2Q16  2Q15  2Q16  Private Banking BusinessesNNA generation with good margins  134  140  Adjusted Gross margin1 in bps  141  145  142  108  110  106  108  119  78  87  84  72  86  35  42  Adjusted Net margin1 in bps  34  23  40  28  27  28  26  34  30  23  19  15  32  NNA growth (annualized)  2%  2%  5%  (5)%  1%  -  8%  2%  (6)%  8%  17%  13%  9%  9%  11%  3Q15  4Q15  1Q16  3Q15  4Q15  1Q16  3Q15  4Q15  1Q16  SUB PB NNA in CHF bn  IWM PB NNA in CHF bn  APAC PB NNA in CHF bn  Note: Adjusted results are non-GAAP financial measures. 1 Adjusted to exclude Swisscard net revenues and operating expenses for 2Q15 in SUB PB. A reconciliation to reported results, including a presentation of the impact of the deconsolidation of Swisscard, is included on slides 37, 40 and 41.  Regularization outflows included in NNA in CHF bn  (0.3)  (0.3)  (0.3)  (0.3)  (0.4)  (0.4)  (1.0)  (0.3)  (2.5)  (1.0)  0.1  (0.1)  (0.1)  -  (0.1)  256  241  Average AuM in CHF bn  243  243  238  308  294  295  295  287  157  155  144  151  148

Swiss Universal Bank

Private Banking and Corporate & Institutional Banking

Private Banking Adjusted key financials in CHF mn

	2Q16	1Q16	2Q15	Δ 1Q16	Δ 2Q15
Net interest income	441	460	447	(4)%	(1)%
Recurring commissions & fees	240	235	299	+2%	(19)%
Transaction- and perf.-based	159	149	187	+7%	(15)%
Other revenues	-	2	-		
Net revenues	840	846	933	(1)%	(10)%
Provision for credit losses	7	9	9		
Total operating expenses	579	597	690	(3)%	(16)%
Pre-tax income	**254**	**240**	**234**	**+7%**	**+8%**
Pre-tax income ex Swisscard	**254**	**240**	**222**	**+6%**	**+15%**
Cost/income ratio	**69%**	**71%**	**74%**		

Key metrics in CHF bn

	2Q16	1Q16	2Q15	Δ 1Q16	Δ 2Q15
Adj. net margin in bps	42	40	37	+2	+5
Net new assets	0.9	0.7	1.5		
Assets under management	241	236	254	+2%	(5)%
Mandates penetration	28%	27%	22%		
Number of RM	1,530	1,560	1,580	(30)	(50)

C&IB Adjusted key financials in CHF mn

	2Q16	1Q16	2Q15	Δ 1Q16	Δ 2Q15
Net interest income	242	272	238	(11)%	+2%
Recurring commissions & fees	123	109	113	+13%	+9%
Transaction- and perf.-based	146	139	162	+5%	(10)%
Other revenues	(14)	(10)	(7)		
Net revenues	497	510	506	(3)%	(2)%
Provision for credit losses	2	(3)	24		
Total operating expenses	292	281	271	+4%	+8%
Pre-tax income	**203**	**232**	**211**	**(13)%**	**(4)%**
Cost/income ratio	**59%**	**55%**	**54%**		

Key metrics in CHF bn

	2Q16	1Q16	2Q15	Δ 1Q16	Δ 2Q15
Net new assets	0.7	2.3	(1.6)		
Assets under management	281	274	278	+3%	+1%
Number of RM	470	480	480	(10)	(10)

Note: Adjusted results are non-GAAP financial measures. Where identified, certain figures have also been adjusted to exclude Swisscard net revenues and operating expenses for 2Q15 in SUB PB. A reconciliation to reported results, including a presentation of the impact of the deconsolidation of Swisscard, is included on slides 37, 40 and 41.

CREDIT SUISSE

July 28, 2016 36

Swisscard deconsolidation impact

Impact of the deconsolidation on the Swiss Universal Bank

in CHF mn	SUB adjusted			Swisscard Impact[1]			SUB adj. ex Swisscard		
	2Q16	1Q16	2Q15	2Q16	1Q16	2Q15	2Q16	1Q16	2Q15
Net interest income	683	732	685			9	683	732	676
Recurring commissions & fees	363	344	412			59	363	344	353
Transaction- based revenues	305	288	349			7	305	288	342
Other revenues	(14)	(8)	(7)			-	(14)	(8)	(7)
Net revenues	**1,337**	**1,356**	**1,439**			**75**	**1,337**	**1,356**	**1,364**
Provision for credit losses	**9**	**6**	**33**			**-**	**9**	**6**	**33**
Total operating expenses	**871**	**878**	**961**			**63**	**871**	**878**	**898**
Pre-tax income	**457**	**472**	**445**			**12**	**457**	**472**	**433**
Return on regulatory capital†	**15%**	**16%**	**14%**			**-**	**15%**	**16%**	**14%**

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included on slides 40 and 41 of this presentation.
This is an illustrative pro-forma presentation of the impact of the deconsolidation of the card issuing business on the historical results of SUB as if it had occurred on December 31, 2014. Given that as of July 1, 2015 the business has been deconsolidated and transferred to the equity method investment, Swisscard AECS GmbH and the transaction does not qualify for discontinued operations, the historical results are not restated in this respect. The reduction in pre-tax income in the Private Banking business of Swiss Universal Bank, is offset by the reduction in minority interest from the deconsolidation at the Group level, therefore there is no material impact on the Group's net income attributable to shareholders. These illustrative figures cannot be seen as being indicative of future trends or results. 1 Pro-forma impact of the card issuing business deconsolidation.

CREDIT SUISSE
July 28, 2016 37

International Wealth Management

Private Banking and Asset Management

Private Banking Adjusted key financials in CHF mn

	2Q16	1Q16	2Q15	Δ 1Q16	Δ 2Q15
Net interest income	304	325	252	(6)%	+21%
Recurring commissions & fees	273	276	299	(1)%	(9)%
Transaction- and perf.-based	236	254	280	(7)%	(16)%
Other revenues	(2)	(2)	(1)		
Net revenues	811	853	830	(5)%	(2)%
Provision for credit losses	16	(2)	(1)		
Total operating expenses	598	612	619	(2)%	(3)%
Pre-tax income	**197**	**243**	**212**	**(19)%**	**(7)%**
Cost/income ratio	**74%**	**72%**	**75%**		

Asset Management Adjusted key financials in CHF mn

	2Q16	1Q16	2Q15	Δ 1Q16	Δ 2Q15
Management fees	220	225	218	(2)%	+1%
Performance & placement rev.	42	17	38	+147%	+11%
Investment & partnership inc.	72	78	79	(8)%	(9)%
Net revenues	334	320	335	+4%	-
Total operating expenses	271	255	275	+6%	(1)%
Pre-tax income	**63**	**65**	**60**	**(3)%**	**+5%**
Cost/income ratio	**81%**	**80%**	**82%**		

Key metrics in CHF bn

	2Q16	1Q16	2Q15	Δ 1Q16	Δ 2Q15
Adj. net margin in bps	27	34	28	(7)	(1)
Net new assets	5.4	5.4	0.2		
Assets under management	299	287	303	+4%	(2)%
Net loans	43	40	39	+7%	+11%
Number of RM	1,170	1,170	1,180	-	(10)

Key metrics in CHF bn

	2Q16	1Q16	2Q15	Δ 1Q16	Δ 2Q15
Net new assets	3.5	1.5	8.1		
Assets under management	315	301	313	+5%	+1%

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included on slides 40 and 41 of this presentation.

CREDIT SUISSE
July 28, 2016
38

Asia Pacific

Private Banking and Investment Banking

Private Banking Adjusted key financials in CHF mn

	2Q16	1Q16	2Q15	Δ 1Q16	Δ 2Q15
Net interest income	143	134	104	+7%	+38%
Recurring commissions & fees	70	73	63	(4)%	+11%
Transaction- and perf.-based	124	128	140	(3)%	(11)%
Other revenues	-	(16)	-		
Net revenues	337	319	307	+6%	+10%
Provision for credit losses	2	(17)	-		
Total operating expenses	245	216	188	+13%	+30%
Pre-tax income	**90**	**120**	**119**	**(25)%**	**(24)%**
Cost/income ratio	**73%**	**68%**	**61%**		

Investment Banking Adjusted key financials in USD mn

	2Q16	1Q16	2Q15	Δ 1Q16	Δ 2Q15
Fixed income sales & trading	172	252	132	(32)%	+30%
Equity sales & trading	350	299	589	+17%	(41)%
Underwriting & advisory	102	73	88	+40%	+16%
Other revenues	(34)	(29)	(26)		
Net revenues	590	595	783	(1)%	(25)%
Provision for credit losses	1	(5)	12		
Total operating expenses	458	451	505	+2%	(9)%
Pre-tax income	**131**	**149**	**266**	**(12)%**	**(51)%**
Cost/income ratio	**78%**	**76%**	**64%**		

Key metrics in CHF bn

	2Q16	1Q16	2Q15	Δ 1Q16	Δ 2Q15
Adj. net margin in bps	23	32	30	(9)	(7)
Net new assets	5.0	4.3	6.6		
Assets under management	158	150	156	+6%	+2%
Number of RM	650	620	550	+30	+100

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included on slides 40 and 41 of this presentation.

CREDIT SUISSE July 28, 2016 39

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (1/2)

	CS Group in CHF mn			**SRU** in USD mn			**Corp. Ctr.** in CHF mn			**SUB PB** in CHF mn			**IWM PB** in CHF mn			**APAC PB** in CHF mn		
	2Q16	1Q16	2Q15	2Q16	1Q16	2Q15	2Q16	1Q16	2Q15	2Q16	1Q16	2Q15	2Q16	1Q16	2Q15	2Q16	1Q16	2Q15
Net revenues reported	**5,108**	**4,638**	**6,955**	**(371)**	**(545)**	**437**	**(95)**	**110**	**384**	**840**	**846**	**956**	**811**	**853**	**830**	**337**	**319**	**307**
Fair value on own debt	-	-	228	-	-	-	-	-	228	-	-	-	-	-	-	-	-	-
Real estate gains	-	-	23	-	-	-	-	-	-	-	-	23	-	-	-	-	-	-
(Gains)/losses on business sales	-	56	-	-	4	-	-	52	-	-	-	-	-	-	-	-	-	-
Net revenues adjusted	**5,108**	**4,694**	**6,704**	**(371)**	**(541)**	**437**	**(95)**	**162**	**156**	**840**	**846**	**933**	**811**	**853**	**830**	**337**	**319**	**307**
Provision for credit losses	**(28)**	**150**	**51**	**(38)**	**119**	**13**	**-**	**-**	**-**	**7**	**9**	**9**	**16**	**(2)**	**(1)**	**2**	**(17)**	**-**
Total operating expenses reported	**4,937**	**4,972**	**5,248**	**445**	**601**	**690**	**142**	**76**	**121**	**582**	**632**	**690**	**611**	**622**	**619**	**245**	**216**	**188**
Goodwill impairment	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Restructuring expenses	91	255	-	21	80	-	-	-	-	3	35	-	13	10	-	-	-	-
Major litigation provisions	-	-	63	-	-	9	-	-	-	-	-	-	-	-	-	-	-	-
Total operating expenses adjusted	**4,846**	**4,717**	**5,185**	**424**	**521**	**680**	**142**	**76**	**121**	**579**	**597**	**690**	**598**	**612**	**619**	**245**	**216**	**188**
Pre-tax income/(loss) reported	**199**	**(484)**	**1,656**	**(778)**	**(1,266)**	**(266)**	**(235)**	**33**	**263**	**251**	**205**	**257**	**184**	**233**	**212**	**90**	**120**	**119**
Total adjustments	91	311	(188)	21	84	9	-	52	(228)	3	35	(23)	13	10	-	-	-	-
Pre-tax income/(loss) adjusted	**290**	**(173)**	**1,468**	**(757)**	**(1,181)**	**(256)**	**(235)**	**85**	**35**	**254**	**240**	**234**	**197**	**243**	**212**	**90**	**120**	**119**

A full reconciliation of all quarters from 2014 to 2Q16 is available in the time series.

CREDIT SUISSE

July 28, 2016 40

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (2/2)

	SUB C&IB in CHF mn			**IWM AM** in CHF mn			**APAC IB** in CHF mn			**APAC IB** in USD mn			**GM** in USD mn			**IBCM** in USD mn		
	2Q16	1Q16	2Q15	2Q16	1Q16	2Q15	2Q16	1Q16	2Q15	2Q16	1Q16	2Q15	2Q16	1Q16	2Q15	2Q16	1Q16	2Q15
Net revenues reported	**497**	**510**	**506**	**334**	**320**	**335**	**574**	**588**	**733**	**590**	**595**	**783**	**1,671**	**1,252**	**2,052**	**558**	**395**	**605**
Fair value on own debt	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net revenues adjusted	**497**	**510**	**506**	**334**	**320**	**335**	**574**	**588**	**733**	**590**	**595**	**783**	**1,671**	**1,252**	**2,052**	**558**	**395**	**605**
Provision for credit losses	**2**	**(3)**	**24**	**-**	**-**	**-**	**1**	**(5)**	**11**	**1**	**(5)**	**12**	**(17)**	**22**	**(4)**	**-**	**30**	**-**
Total operating expenses reported	**293**	**286**	**271**	**273**	**253**	**275**	**457**	**449**	**474**	**468**	**452**	**505**	**1,532**	**1,430**	**1,641**	**417**	**425**	**451**
Goodwill impairment	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Restructuring expenses	1	5	-	2	(2)	-	10	1	-	10	1	-	52	102	-	(9)	28	-
Major litigation provisions	-	-	-	-	-	-	-	-	-	-	-	-	-	-	57	-	-	-
Total operating expenses adjusted	**292**	**281**	**271**	**271**	**255**	**275**	**447**	**448**	**474**	**458**	**451**	**505**	**1,480**	**1,328**	**1,584**	**426**	**397**	**451**
Pre-tax income/(loss) reported	**202**	**227**	**211**	**61**	**67**	**60**	**116**	**144**	**248**	**121**	**148**	**266**	**156**	**(200)**	**415**	**141**	**(60)**	**154**
Total adjustments	1	5	-	2	(2)	-	10	1	-	10	1	-	52	102	57	(9)	28	-
Pre-tax income/(loss) adjusted	**203**	**232**	**211**	**63**	**65**	**60**	**126**	**145**	**248**	**131**	**149**	**266**	**208**	**(98)**	**473**	**132**	**(32)**	**154**

A full reconciliation of all quarters from 2014 to 2Q16 is available in the time series.

CREDIT SUISSE
July 28, 2016 41

Currency mix & Group capital metrics

Credit Suisse Core results[1]

Core results	1H16 in CHF mn	CHF	USD	EUR	GBP	Other
		Contribution				
Net revenues	10,650	27%	42%	12%	3%	16%
Total expenses[2]	8,923	31%	34%	5%	13%	17%
Swiss Universal Bank						
Net revenues	2,693	80%	11%	7%	1%	1%
Total expenses[2]	1,808	85%	3%	4%	4%	4%
International Wealth Management						
Net revenues	2,318	18%	49%	16%	4%	13%
Total expenses[2]	1,773	40%	24%	13%	11%	12%
Asia Pacific						
Net revenues	1,818	3%	43%	1%	1%	52%
Total expenses[2]	1,348	3%	23%	1%	1%	72%
Global Markets						
Net revenues	2,875	2%	57%	23%	3%	15%
Total expenses[2]	2,919	3%	61%	4%	25%	7%
Investment Bank & Capital Markets						
Net revenues	931	0%	92%	1%	5%	2%
Total expenses[2]	858	17%	56%	6%	15%	6%

Sensitivity analysis on Core results[3]

Applying a +/- 10% movement on the average FX rates for 1H16, the sensitivities are:

- USD/CHF impact on 1H16 pre-tax income by CHF + 143 / (143) mn
- EUR/CHF impact on 1H16 pre-tax income by CHF + 78 / (78) mn

Currency mix capital metric[4] look-through


14%
8%
5%
6%
8%
12%
46%
46%
47%
USD
40%
41%
27%
CHF
CET1 capital 5
Basel 3 Risk-weighted assets
Swiss leverage exposure
USD
CHF
EUR
Other

A 10% strengthening of the USD (vs. CHF) would have a **(1.6) bps impact** on the "look-through" **BIS CET1 ratio**

1 As reported. 2 Total expenses include provisions for credit losses. 3 Sensitivity analysis based on weighted average exchange rates of USD/CHF of 0.98 and EUR/CHF of 1.10 for the 1H16 results. 4 Data based on June 2016 month-end currency mix and on a look-through basis. 5 Reflects actual capital positions in consolidated Group legal entities (net assets) including net asset hedges less applicable Basel 3 regulatory adjustments (e.g. goodwill).

CREDIT SUISSE
July 28, 2016
42

Notes  Throughout the presentation rounding differences may occur.All risk-weighted assets (RWA) and leverage exposure figures shown in this presentation are as of the end of the respective period and on a “look-through” basis.Gross and net margins are shown in basis points (bps).Mandates penetration reflects advisory and discretionary mandates as percentage of total AuM, excluding AuM from the external asset manager (EAM) business.  General notes  * “Adjusted operating expenses at constant FX rates” include adjustments as made in all our disclosures for restructuring expenses, major litigation expenses, and a goodwill impairment taken in 4Q15 as well as adjustments for FX, applying the following main currency exchange rates for 1H16: USD/CHF 0.9842, EUR/CHF 1.0949, GBP/CHF 1.3952. These currency exchange rates are unweighted, i.e. a straight line average of monthly rates. Certain non-recurring expense credits of CHF 0.3 bn incurred in 1H16 are excluded for annualization purposes of our cost savings program with a target cost base of CHF 19.8 bn for 2016. The equivalent 2015 cost base calculated under this approach is CHF 21.2 bn and our current annualized cost base for that purpose is calculated as follows: (4.8+4.9)*2+0.3 = 19.6, implying annualized cost savings to date of 21.2-19.6 = CHF 1.6 bn. We apply this calculation consistently for the periods under review.† Regulatory capital reflects the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is based on (adjusted) returns after tax assuming a tax rate of 30% for all periods and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure.  Specific notes  AM = Asset Management; APAC = Asia Pacific; AuM = Assets under Management; C&IB = Corporate & Institutional Banking; ECM = Equity Capital Markets; EM = Emerging Markets; FTE = Full time equivalents; GM = Global Markets;GMAR = Global Markets Accelerated Restructuring; HQLA = High Quality Liquid Assets; IB = Investment Banking;IBCM = Investment Banking & Capital Markets; IWM = International Wealth Management; M&A = Mergers & Acquisitions;n/m = not meaningful; NNA = Net new assets; PB = Private Banking; pp = percentage points; PTI = Pre-tax income;RM = Relationship Manager(s); SRU = Strategic Resolution Unit; STS = Sales and Trading Services; SUB = Swiss Universal Bank.  Abbreviations

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
 (Registrant)

Date: July 28, 2016
By:
/s/ Tidjane Thiam
Tidjane Thiam
Chief Executive Officer
By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer